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Tanzanian Gold Corporation Plans to Start Mining At Buckreef Property; Continues Focus on the Development of the Buckreef Shear Zone;

Announces 2019 Year End Results

For Immediate Release November 29, 2019

TORONTO, November 29, 2019 (GlobeNewswire) - Tanzanian Gold Corporation, (TSX:TNX) (NYSE American:TRX) (the “Company”) announced an update on the Buckreef Project and results for its fiscal year ended August 31, 2019.

Buckreef  Project

The Company is executing its plan to begin gold production at the Buckreef Project.  The Company will begin with the mining and processing of high grade oxide reserves at or close to surface at the location of the open pit defined in the 43-101 Pre-Feasibility Study. An oxide open pit and a monthly production schedule has been defined. The Company expects to start a grade control drilling program on this oxide open pit in the next week. SGS/Bateman from South Africa is visiting the site to finalize a design for a 15tph plant to process the oxide reserves. Requests for bids have been published seeking Expressions of Interest for both the mining of the oxide open pit and for the construction of the oxide treatment plant. It is anticipated that the winning mining contractor will be mobilizing to site at the end of January 2020 to start mining. The material extracted will be added to an existing ore and waste stockpiles until the plant construction is completed.

The Company continues to focus on completion of Phase II drilling and the technical development program at the Buckreef Project.  The Company has completed its resource-geology model, samples have been collected and sent to Queens SGS Canada for rock strength testing, following which SGS Canada will do a conceptual design of an underground stope, a review of past metallurgical testing is almost complete and will give rise to drilling holes for new samples to conduct variability testing; and a program for Phase III drilling in the ultra-deep is being finalized and will be started when the Phase II drilling program is completed.

As previously disclosed, it is the Company’s intention to make a Conceptual Study that incorporates all the new drilling results from the 2019 drill program as well as the data arising from the metallurgical and rock stress tests.  This Conceptual Study is based on a larger open pit than that in the Pre-Feasibility Study and an underground mine that can access resources below the pit bottom. This Study will assist the Company to determine the key parameters of a Final Feasibility Study of the Buckreef Mine.

August 31, 2019 Year End Results

For the year ended August 31, 2019, the Company incurred a net loss of Cdn$29,318,000, or Cdn$0.22 per common share, as compared to a net loss of Cdn$6,897,000 or Cdn$0.06 per common share for the year ended August 31, 2018.  As a result of the Company’s continued strategic decision to focus on the Buckreef Mine, the Company continues to place its other properties in the care and maintenance phase.  In accordance with IFRS accounting rules, the Company therefore decided to recognize a non-cash write down of approximately $22,230,000 on its non-Buckreef properties.  Depending on the development of the Buckreef Mine, market conditions, and financing, the Company intends to seek development of these non-Buckreef properties in the future.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements”  within  the  meaning  of  the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.